

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2014

Via E-mail
Jeff Glasse
Chief Executive Officer
Kogeto, Inc.
51 Wooster Street
New York, NY 10013

> **Re: Kogeto, Inc. (f/k/a Northeast Automotive Holdings, Inc.)**
> **Amendment No. 1 to Form 8-K**
> **Filed April 14, 2014**
> **File No. 000-51997**

Dear Mr. Glasse:

Our preliminary review of your amended Form 8-K filing indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. In this regard, we note that your Form 8-K amendment must include the same information that would be required in a Form 10-K for the operating company, including audited balance sheets of Kogeto, Inc. as of both December 31, 2012 and 2013 and the related combined statements of operations, changes in equity, and cash flows for the years ended December 31, 2012 and 2013.

We will not perform a detailed examination of the filing and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Please respond to this letter within ten business days by amending your filing to correct the deficiencies or by advising us when you will provide the requested response. If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your amendment.

Please contact Joseph McCann at (202) 551-6262 or Russell Mancuso, Branch Chief, at (202) 551-3617 if you have any questions.

Sincerely,

/s/ Russell Mancuso for

Amanda Ravitz
Assistant Director

cc (via email): Paul Goodman, Esq. - Cyruli Shanks Hart & Zizmor, LLP